

PIEDMONT®
OFFICE REALTY TRUST

March 15, 2011

Fellow Stockholders,

Accompanying this update is your first quarter 2011 dividend notice. We have embarked upon 2011 with hopeful signs of economic recovery. Unemployment rates have at least stabilized and capital is again being invested into businesses. In conjunction with this optimism, we are seeing increased interest in leasing activity in most of our markets. These positive signs are tempered, however, by global unrest and the reality that this recovery is still very fragile.

We have several leases expiring over the next two years and rental rates on lease renewals are still under pressure in many markets, with notable exceptions for rates in the New York City and Washington, D.C markets. Additionally, energy costs and interest rates are expected to rise during the year which could impact operating costs and place pressure on our dividend coverage. Therefore, every Piedmont transaction continues to be closely scrutinized for economic risks and potential rewards. We intend to continue to adhere to prudent operating principles, which include safeguarding our low-leveraged balance sheet; committing resources to properly maintain our portfolio of 75 Class A office properties; and allocating capital necessary to attract and retain superior tenants.

The first quarter of 2011 has been a busy one for Piedmont and several significant milestones have been recognized:

- We converted our final tranche of Class B stock into our publicly-traded Class A common stock in January and celebrated our first anniversary as a listed company on the New York Stock Exchange (NYSE: PDM);
- Piedmont's leasing team completed the negotiation of the largest lease in our 13 year history for almost 600,000 square feet to retain the headquarters for the National Aeronautic and Space Administration (NASA) in Washington D.C. This individual lease represents approximately $450 million in lease revenue over the next fifteen years;
- We have also signed a letter of intent to acquire a 150,000 square foot office building in the Energy Corridor of Houston, TX and we are evaluating a number of other acquisition opportunities. We intend to maintain our focus relative to future acquisitions on high quality properties located primarily in the top ten U.S. office markets, and we expect our investment strategy will continue to emphasize discipline, including not "over-paying" for any property;
- Aware of the importance of sustainability, Piedmont now touts several LEED-certified managers; approximately 60% of our office properties as Energy Star certified (by the EPA); and approximately 30% of our portfolio as BOMA 360 Performance Building recipients.

To enable you to keep up with your investment and to receive timely notices of future significant events at the Company, we recommend that you sign up on our website for "investor alerts" which can be found under the investor relations section. Additionally, since this is tax time for most of us, if you have any questions regarding your 2010 Piedmont dividend form-1099 we ask that you call an investor relations tax specialist at the following number 1-800-557-4830. Questions other than current tax issues should be addressed to our new transfer agent, the Bank of New York Mellon, at 1-866-354-3485. We appreciate the confidence you have placed in us with your investment in Piedmont. All of our employees (who are also stockholders in Piedmont) are committed to appropriate stewardship of this trust.

Donald A. Miller, CFA
Chief Executive Officer and President

Certain statements contained in this letter constitute forward-looking statements within the meaning of the federal securities laws. We intend for all such forward-looking statements to be covered by applicable safe-harbor provisions. Forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "believe," "continue" or similar words or phrases that are predictions of future events or trends and which do not relate solely to historical matters. Examples of such statements in this letter include our expectations regarding economic recovery; our operating goals and our leasing and transactional activity prospects. Forward-looking statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. These risks include the factors detailed in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission and available at www.sec.gov. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. We cannot guarantee the accuracy of any of the forward-looking statements contained in this letter, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.